Exhibit 99

VIRGINIA ELECTRIC AND POWER COMPANY

CONDENSED CONSOLIDATED EARNINGS STATEMENT

(Unaudited)

Twelve Months Ended June 30, 2007
(millions)
Operating Revenue	$5,814
Operating Expenses	4,850

Income from operations	964
Other income	74
Interest and related charges	292

Income before income tax expense	746
Income tax expense	283

Income before extraordinary item	463
Extraordinary item (net of income tax benefit of $101)	(158)

Net Income	305
Preferred dividends	16

Balance available for common stock	$289